Exhibit A

Ceragon Acquires Next Generation RFIC Design House

Adding long-time design partner, strengthens company's leadership position in high-capacity radio technology

Paramus, New Jersey, September 20, 2010 - Ceragon Networks Ltd. (NASDAQ: CRNT), the  provider of high-capacity, 4G/LTE-Ready wireless backhaul networks, announced today that it has acquired all the shares of privately-held Elxys Innovations, of Athens, Greece. Elxys is a designer of advanced, next-generation radio-frequency integrated circuits (RFIC). The acquisition solidifies Ceragon’s leadership in RF design and allows it to further optimize its core radio technology. By strengthening the radio design team with a group of seasoned professionals in the RFIC domain, Ceragon will continue to offer its customers superior radio performance, higher capacities, reduced power consumption and better overall cost.

“Mobile networks are becoming more and more dependent on high-capacity wireless backhaul,” said Ira Palti, President and CEO of Ceragon. “We believe that the next generation microwave radios will be based on highly integrated RFICs. Adding a group of proficient RFIC engineers will allow us to reach higher levels of integration while continuing to stretch the envelope in terms of radio capacity, reliability and availability. In the process, it will create a significant product differentiation for Ceragon.”

"We are very excited to be joining the Ceragon family,” said Emmanouil Metaxakis, Chief Executive Officer and co-founder of ELXYS Innovations. “We have had a successful business relationship with Ceragon over the past few years, and we look forward to continue incorporating our radio technology with Ceragon products to substantially expand their performance and capabilities.”

Elxys has been   Ceragon’s design partner for a number of years. The company specializes in analog, RF, millimeter-wave and mixed signal integrated circuit design spanning from baseband up to 77 GHz. Total consideration was $1.6 million plus 200,000 restricted share units to Elxys founders who are now Ceragon employees.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com